Exhibit 8.1

1200 Seventeenth Street NW Washington, DC 20036-3006	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com

January 5, 2022

Federal Realty Investment Trust

909 Rose Avenue, Suite 200

North Bethesda, MD 20852

Ladies and Gentlemen:

We have acted as federal income tax counsel to (i) Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), and (ii) Federal Realty OP LP, a Delaware limited partnership (the “Partnership”). Prior to the effectiveness on or about January 1, 2022 of a reorganization (the “Reorganization”) under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), the Company was a Maryland real estate investment trust known as FRT Holdco REIT, and the Partnership was a Maryland real estate investment trust known as Federal Realty Investment Trust (the “Predecessor”).

You have requested certain opinions regarding the application of U.S. federal income tax laws to the Company, the Partnership and the Predecessor, in connection with the filing of a registration statement on Form S-3 with respect to the Company’s Dividend Reinvestment and Share Purchase Plan (the “Registration Statement”), which term includes a prospectus (the “Prospectus”) and all documents incorporated and deemed to be incorporated by reference therein, on January 5, 2022 with the Securities and Exchange Commission.

In rendering the following opinions, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following: (1) the Registration Statement, (2) the Declarations of Trust of the Company and the Predecessor and the Amended and Restated Bylaws of the Company and the Predecessor, the Certificate of Limited Partnership of the Partnership and the Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), each as amended, restated or supplemented, if applicable, (3) certain written representations of the Company contained in a letter to us dated the date hereof, a copy of which is attached as Schedule 1 hereto, (4) copies of the representative leases entered into by the Predecessor as of the date hereof, and (5) such other documents or information as we have deemed necessary to render the opinions set forth in this letter. In our review, we have assumed, with your consent, that all of the representations and statements set forth in such documents as to factual matters (but not legal conclusions) are true and correct, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Declarations of

Federal Realty Investment Trust

January 5, 2022

Trust of the Company and the Predecessor, as amended, restated or supplemented, and the Partnership Agreement, have been or will be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

Unless facts material to the opinions expressed herein are specifically stated to have been independently established or verified by us, we have relied as to such facts solely upon the representations made by the Company. To the extent that the representations of the Company are with respect to matters set forth in the Code or the regulations promulgated thereunder (the “Treasury Regulations”), we have reviewed with the individuals making such representations the relevant provisions of the Code, the applicable Treasury Regulations and published administrative interpretations thereof. We assume that each representation made by the Company is and will be true, correct and complete, and that all representations that speak in the future, or to the intention, or to the best of belief and knowledge of any person(s) or party(ies) are and will be true, correct and complete as if made without such qualification. Nothing has come to our attention which would cause us to believe that any of such representations are untrue, incorrect or incomplete.

Based upon and subject to the foregoing and to the qualifications below, we are of the opinion that (i) the Predecessor qualified as a real estate investment trust, or REIT, under the Code for each of its taxable years ending after December 31, 1986 and before January 1, 2022; and the Predecessor qualified as a REIT under the Internal Revenue Code of 1954 for each of its taxable years ending before January 1, 1987, (ii) the Company is organized in conformity with the requirements for qualification as a REIT under the Code, and its current method of operation and ownership will enable it to meet the requirements for qualification as a REIT for the current (2022) taxable year and for future taxable years, and (iii) the discussions in (x) the Prospectus under the caption “Material Federal Income Tax Considerations,” and (y) the Predecessor’s Annual Report on Form 10-K for the year ended December 31, 2020 under the captions “Risk Factors–Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions,” “Risk Factors–We may be required to incur additional debt to qualify as a REIT,” “Risk Factors–To maintain our status as a REIT, we limit the amount of shares any one shareholder can own,” and “Risk Factors–Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a material adverse effect on us and our investors,” which are incorporated by reference into the Registration Statement, to the extent that they discuss matters of law or legal conclusions or purport to describe certain provisions of the federal tax laws, are correct summaries of the matters discussed therein.

Federal Realty Investment Trust

January 5, 2022

The opinions set forth in this letter are based on existing law as contained in the Code, Treasury Regulations (including any Temporary and Proposed Regulations), and interpretations of the foregoing by the Internal Revenue Service and by the courts in effect (or, in case of certain Proposed Regulations, proposed) as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations. Moreover, the Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels. No assurance can be given as to whether, for any given taxable year, the actual ownership of the Company’s stock and its actual operating results and distributions satisfy the tests necessary to achieve and maintain its status as a REIT.

The foregoing opinions are limited to the specific matters covered thereby and should not be interpreted to imply the undersigned has offered its opinion on any other matter. We assume no obligation to update the opinions set forth in this letter after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. The giving of this consent, however, does not constitute an admission that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended (the “Act”), or within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

PILLSBURY WINTHROP SHAW PITTMAN LLP